UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KongZhong Corporation
File No. 0-50826 - CF#18722

KongZhong Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 20-F filed on June 16, 2006.

Based on representations by KongZhong Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.39   through June 16, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director